SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In February 2025:

(X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury
Initial Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				68,897,211
ADR		Common				0,00
Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$)(3)
Shares	Common	Santander Corretora	Purchase	03	4,099,500	11.0413	45,263,607.00
Shares	Common	Santander Corretora	Purchase	05	5,887,000	10.7783	63,451,617.00
Shares	Common	Santander Corretora	Purchase	07	4,865,300	10.8625	52,849,118.00
Shares	Common	Santander Corretora	Purchase	10	6,406,800	11.0774	70,970,781.00
Shares	Common	Santander Corretora	Purchase	26	6,571,800	11.6775	76,742,522.00
Shares	Common	Santander Corretora	Purchase	28	4,370,500	12.2332	53,465,108.00

Final Balance
Securities / Derivatives		Securities Characteristics (2)				Quantity

Shares		Common				101,098,111
ADR		Common				0,00

(1)	When filling in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others,

(3)	Quantity multiplied by price,

(*)	Each ADR is equivalent to 1 (one) share,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 10, 2025

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer